October 3, 2018

Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
c/o Star Bulk (USA) LLC
Attention: Hamish Norton
358 5th Avenue, Suite 1207
New York, NY 10001

       Re: Star Bulk Carriers Corp.
           Registration Statement on Form F-3
           Filed September 26, 2018
           File No. 333-227538

Dear Mr. Pappas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Griffith at 202-551-3267 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure